1933 Act Registration No. 33-95046
                                                                  Rule 424(b)(3)


                               THE AES CORPORATION

       1,433,576 Shares of Common Stock Issuable Upon Exercise of Warrants


         On July 15, 1997, The AES Corporation, a Delaware corporation (the "Company"), announced a two-for-one split of its common stock, par value $.01 per share (the "Common Stock"), in the form of a stock dividend (the "Stock Dividend"). The Stock Dividend will entitle each shareholder of record of the Common Stock on July 28, 1997 to receive one share of Common Stock for every share of the Common Stock held on the record date. The Stock Dividend will be paid on August 28, 1997.

         As a result of the Stock Dividend, the Exercise Price of the Warrants has been adjusted from $29.43 per share of Common Stock to $14.72 per share of Common Stock. As a consequence of this adjustment, the number of shares of Common Stock issuable upon exercise of each Warrant has been increased from 1 share to 2 shares. The foregoing adjustments were made in accordance with the provisions of Section 10.1 of the Warrant Agreement, dated as of July 31, 1995 (the "Warrant Agreement") between the Company and First Chicago Trust Company of New York, as warrant agent (the "Warrant Agent"). The aggregate number of shares of Common Stock issuable upon exercise of all outstanding Warrants has been increased from 716,788 to 1,433,576 as a result of such adjustments.

         Section 10.1 of the Warrant Agreement requires certain adjustments to the Warrants if specified events occur, including a dividend on shares of Common Stock payable in shares of the Company's capital stock. As originally executed, the Warrant Agreement provided that the Warrants would have been adjusted as a result of the Stock Dividend by a reduction of the Exercise Price from $29.43 per share of Common Stock to $14.72 per share of Common Stock without any increase in the number of shares of Common Stock issuable upon exercise of a Warrant. In order to correct this defect, the Company and the Warrant Agent have entered into Amendment No.1 to the Warrant Agreement, dated as of August 13, 1997, which provides for adjustment of the number of Shares of Common Stock issuable upon exercise of the Warrants when the Exercise Price is adjusted.

        Supplement dated August 13, 1997 to Prospectus dated May 3, 1996